Peaberry Software, Inc.
Profit and Loss (Consolidated)
January - December 2021
(Unaudited)

	Total
Income	
Services Revenue	98,000
Subscription Revenue	23,454,881
Total Income	23,552,881
Cost of Goods Sold	5,024,161
Gross Profit	18,528,719
Expenses	
Customer Succsss	1,394,816
General & Admin	5,805,663
Marketing	1,656,215
Research & Development	5,855,667
Sales	3,072,937
Services	2,387
Total Expenses	17,787,686
Net Operating Income	741,033
Net Other Income	616,441
Net Income	1,357,475